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                             September 19, 2022

       John G. Morikis
       Chairman and Chief Executive Officer
       Sherwin-Williams Co.
       101 West Prospect Avenue
       Cleveland, OH 44115

                                                        Re: Sherwin-Williams
Co.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 20,
2022
                                                            File No. 001-04851

       Dear Mr. Morikis:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed April 20, 2022

       General

   1. Please expand your discussion to address how the experience of your Lead Director is brought to bear in
connection with your board   s role in risk oversight.
   2. Please expand upon the role that your Lead Director plays in the leadership of the board.
                                                        For example, please
enhance your disclosure to address whether or not your Lead Director may:

                                                              represent the
board in communications with shareholders and other stakeholders;
                                                              require board
consideration of, and/or override your CEO on, any risk matters; or
                                                              provide input on
design of the board itself.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

                                                              the timeframe
over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how
you apply different oversight standards based upon the
 John G. Morikis
Sherwin-Williams Co.
September 19, 2022
Page 2
              immediacy of the risk assessed;
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
                how the board interacts with management to address existing risks and identify significant emerging risks;
                whether you have a Chief Compliance Officer and to whom this position reports; and
                how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christopher Dunham at (202) 551-3783 or Amanda Ravitz at
(202) 551-
3412 with any questions.



FirstName LastNameJohn G. Morikis                              Sincerely,
Comapany NameSherwin-Williams Co.
                                                               Division of
Corporation Finance
September 19, 2022 Page 2                                      Disclosure
Review Program
FirstName LastName